February 3, 2022	TSX-V - GIGA

 Not for distribution to United States newswire services or for dissemination in the United States

GIGA METALS ANNOUNCES TERMS OF C$3.7 MILLION OFFERING

(Vancouver, BC) - Giga Metals Corp. (TSX.V - GIGA) (OTCQX - HNCKF) ("Giga Metals" or the "Company") announces that further to its previously announced over-night marketed public offering (the "Offering") of units of the Company, it has entered into an underwriting agreement with a syndicate of underwriters led by Cantor Fitzgerald Canada Corporation ("CFCC"), as lead underwriter and sole bookrunner, and including Canaccord Genuity Corp., Haywood Securities Inc., and Echelon Wealth Partners Inc. (collectively with CFCC, the "Underwriters") to sell 10,900,000 common share units (each, a "Unit") at a price to the public of C$0.34 per Unit (the "Unit Price") for gross proceeds to the Company of approximately C$3.7 million. Each Unit shall be comprised of one common share in the capital of the Company (each, a "Common Share") and one Common Share purchase warrant (each, a "Warrant"). Each Warrant shall entitle the holder to purchase one Common Share at C$0.45 at any time on or before the date which is 36 months after the Closing Date.

The Company has granted to the Underwriters an option (the "Over-Allotment Option"), exercisable in whole or in part, in the sole discretion of the Underwriters, for a period of 30 days following the closing of the Offering, to purchase up to an additional 1,635,000 Units at the Unit Price. If the Over-Allotment Option is exercised in full, the total gross proceeds to the Company will be approximately C$4.3 million.

The Company will pay the Underwriters a cash commission equal to 6.0% of the gross proceeds of the Offering, including proceeds received from the exercise of the Over-Allotment Option, in addition to broker warrants to purchase up to 6.0% of the number of Units, including the Units from the exercise of the Over-Allotment Option sold in the Offering (the "Broker Warrants"), at the closing of the Offering. Each Broker Warrant shall entitle the Underwriters to purchase one unit having the same terms as a Unit at the Unit Price at any time on or before the date which is 36 months after the closing date.

Anticipated use of proceeds received from the sale of the Units will be used for development and exploration expenses at the Turnagain Project in British Columbia including undertaking a Pre-Feasibility Study, as well as for general corporate expenses.

The Unit Offering will be made by way of a prospectus supplement (the "Prospectus Supplement") to the Company's existing Canadian short form base shelf prospectus dated January 31, 2022 (the "Base Shelf Prospectus"). The Prospectus Supplement will be filed with the securities commissions in each of the provinces and territories of Canada and will be available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com. Alternatively, the Prospectus Supplement and related Base Shelf Prospectus may be obtained upon request by contacting the Company or Cantor Fitzgerald Canada Corporation in Canada, attention: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, ON, M5H 3M7, email: ecmcanada@cantor.com. The Units will not be offered or sold in the United States except under Rule 144A or Regulation D or in such other manner as to not require registration under the United States Securities Act of 1933, as amended. The Units may also be offered in those jurisdictions outside of Canada and the United States as agreed to by the Company and the Underwriters provided that no prospectus filing or comparable obligation arises and the Company does not thereafter become subject to continuous disclosure obligations in such jurisdictions.

The Offering is expected to close on or about February 8, 2022 (the "Closing Date") and will be subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the TSX Venture Exchange of the listing of the Common Shares and Warrants (including the Common Shares and Warrants comprising the Units, the Common Shares issuable upon the exercise of the Warrants, and the Warrants and Common Shares issuable pursuant to the exercise of the Broker Warrants).

About Giga Metals Corporation

Giga Metals Corporation is focused on metals critical to modern batteries, especially those used in Electric Vehicles and Energy Storage. The Company's core asset is the Turnagain Project, located in northern British Columbia, which contains one of the few significant undeveloped sulphide nickel and cobalt resources in the world.  The Company is also exploring for sediment hosted copper deposits in Brazil.

Forward-looking statements

This news release may contain forward-looking information that involves substantial known and unknown risks and uncertainties, most of which are beyond the control of Giga Metals. Although these statements are based on information currently available to Giga Metals, Giga Metals provides no assurance that actual results will meet management's expectations. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward looking information in this news release includes, but is not limited to, the anticipated size of the Offering, the completion of the Offering, the anticipated use of the net proceeds from the Offering, the receipt of all necessary approvals, including the approval of the TSX Venture Exchange, Giga Metals' objectives, goals or future plans, statements, exploration results, potential mineralization, the Company's portfolio, treasury, management team and enhanced capital markets profile, the estimation of mineral resources, exploration and mine development plans, timing of the commencement of operations and estimates of market conditions. Factors that could cause actual results to differ materially from such forward-looking information include, but are not limited to, failure to identify mineral resources, failure to convert estimated mineral resources to reserves, the inability to complete a feasibility study which recommends a production decision, the preliminary nature of metallurgical test results, the potential impact of COVID-19, delays in obtaining or failures to obtain required governmental, regulatory, environmental or other project approvals, political risks, inability to fulfill the duty to accommodate indigenous peoples, uncertainties relating to the availability and costs of financing needed in the future, changes in equity markets, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects, capital and operating costs varying significantly from estimates and the other risks involved in the mineral exploration and development industry, and those risks set out in Giga Metals' public documents filed on SEDAR. Although Giga Metals believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Giga Metals disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

On behalf of the Board of Directors,

"Mark Jarvis"

Mark Jarvis, CEO

GIGA METALS CORPORATION

Tel - 604 681 2300

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this release.

Suite 203 -700 West Pender St., Vancouver, BC, Canada V6C 1G8

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